Form 10-K405, Exhibit 13
period 1995-12-31
WITCO CORP
filed 1996-03-20
CIK 107889

                                     INDEX
                           ANNUAL REPORT ON FORM 10-K
         ITEM 6, ITEM 7, ITEM 8, ITEM 14(A)(1) AND (2), AND ITEM 14(D)
                               DECEMBER 31, 1995

                                                                                                          PAGE NO.
                                                                                                          --------

ITEM 6 -- SELECTED FINANCIAL DATA......................................................................        1

ITEM 7 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS........        3

ITEM 8 -- FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA -- SEE ITEM 14(A)(1) AND (2) BELOW.

ITEM 14(A)(1) AND (2) AND ITEM 14(D)

     The following consolidated financial statements of Witco Corporation and subsidiary companies, for the year ended December 31, 1995, are included in Item 8:

                                                                                                          PAGE NO.
                                                                                                          --------

     Report of Independent Auditors....................................................................      F-1
     Consolidated Balance Sheets -- December 31, 1995 and 1994.........................................      F-2
     Consolidated Statements of Income -- Years Ended December 31, 1995, 1994 and 1993.................      F-3
     Consolidated Statements of Cash Flows -- Years Ended December 31, 1995, 1994 and 1993.............      F-4
     Consolidated Statements of Shareholders' Equity -- Years Ended December 31, 1995, 1994 and 1993...      F-5
     Notes to Financial Statements.....................................................................      F-6
     Quarterly Financial Data (unaudited)..............................................................     F-20

     The  following  consolidated   financial  statement   schedules  of   Witco
Corporation and subsidiary companies are included in Part IV, Item 14(d):

                                                                                                          PAGE NO.
                                                                                                          --------

     Schedule II -- Valuation and Qualifying Accounts..................................................      S-1

     All other schedules (Nos. I, III, IV and V) for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

     Financial statements (and summarized financial information) of 50% or less owned persons accounted for by the equity method have been omitted because they do not, considered individually or in the aggregate, constitute a significant subsidiary.

Eleven-Year Financial and Statistical Summary

Witco Corporation and Subsidiary Companies

==========================================================================================================================
(thousands of dollars except per share data)                                    1995                1994           1993
-----------------------------------------------------------------------    -----------         -----------     -----------
Selected Statement of Income Data(e)
Net sales                                                                  $ 1,985,077         $ 1,841,414     $ 1,763,086
Interest                                                                        15,104              10,032           8,679
-----------------------------------------------------------------------    -----------         -----------     -----------
      Total revenues                                                         2,000,181           1,851,446       1,771,765
-----------------------------------------------------------------------    -----------         -----------     -----------
Cost of goods sold (exclusive of depreciation and amortization)              1,548,943           1,412,079       1,363,246
Selling and administrative expenses                                            199,452             185,576         181,173
Depreciation and amortization                                                  102,571              88,663          86,480
Interest                                                                        43,689              29,674          34,984
Other expense (income) - net                                                   (55,278)(a)(b)       (9,708)         64,585(c)
-----------------------------------------------------------------------    -----------         -----------     -----------
      Total costs and expenses                                               1,839,377           1,706,284       1,730,468
-----------------------------------------------------------------------    -----------         -----------     -----------
Income from continuing operations before federal and
  foreign income taxes                                                         160,804             145,162          41,297
Federal and foreign income taxes                                                60,458              50,742          16,165
-----------------------------------------------------------------------    -----------         -----------     -----------
Income from continuing operations                                              100,346              94,420          25,132
Income (loss) from discontinued operations - net of income taxes                 4,099              12,647          (5,369)
-----------------------------------------------------------------------    -----------         -----------     -----------
Income before cumulative effect of accounting change                           104,445             107,067          19,763
Cumulative effect of accounting change                                               -                   -               -
-----------------------------------------------------------------------    -----------         -----------     -----------
Net Income                                                                 $   104,445         $   107,067     $    19,763
-----------------------------------------------------------------------    -----------         -----------     -----------
Selected Balance Sheet Data
Working capital                                                            $   249,580         $   551,620     $   451,235
Current ratio                                                                     1.36                2.60            2.32
Property, plant, and equipment expenditures (including acquisitions)       $   343,030         $   107,438     $   103,689
Property, plant, and equipment - net                                       $   811,667         $   719,966     $   696,462
Total assets                                                               $ 2,772,444         $ 1,919,345     $ 1,838,998
Long-term debt                                                             $   683,830         $   346,545     $   496,266
Total shareholders' equity                                                 $ 1,004,117         $   940,006     $   713,415
Book value per common share                                                $     17.78         $     16.73     $     14.12
-----------------------------------------------------------------------    -----------         -----------     -----------
Selected Other Financial Data
Number of shareholders - at year end                                             4,990               5,194           5,253
Weighted average number of common shares outstanding
  (in thousands)                                                                56,549              56,378          54,866
Per common share:
  Income from continuing operations                                       $       1.78         $      1.70     $       .56
    Net income                                                            $       1.85         $      1.92     $       .46
  Net income - assuming full dilution                                     $       1.84         $      1.91     $       .46
  Dividends declared                                                      $       1.12         $      1.06     $       .96
Dividends paid per share:
  Common stock                                                            $       1.12         $      1.03     $       .94
  Preferred stock                                                         $       2.65         $      2.65     $      2.65
Market price to the nearest dollar, per common
  share on New York Stock Exchange (high-low)                             $      36-24         $     35-24     $     32-24
==========================================================================================================================

(a) Includes a provision of $51.9 million related to plant consolidation, environmental remediation and litigation.

(b) Includes gains of $52.9 million as a result of settlements with certain of the Company's insurers, net of related legal and other costs and $51.2 million from the disposition of businesses.

(c) Includes a provision for environmental remediation and compliance, disposition of a business, work force reduction, and other matters of $68.9 million.

(d)  Includes a provision for consolidation of offices of $20.1 million.

(e) Amounts differ from previously reported amounts due to the presentation of the Lubricants Group as discontinued operations.

                                      Witco Corporation and Subsidiary Companies

=====================================================================================================
    1992            1991        1990        1989         1988          1987        1986       1985
-----------      ----------  ----------  ----------  -----------   -----------   --------  ----------
$ 1,342,012      $1,244,949  $1,228,837  $1,219,153  $ 1,220,246   $ 1,050,643   $965,901  $1,010,289
      9,303          10,529      19,380      21,248       15,792        12,405      6,595       3,369
-----------      ----------  ----------  ----------  -----------   -----------   --------  ----------
  1,351,315       1,255,478   1,248,217   1,240,401    1,236,038     1,063,048    972,496   1,013,658
-----------      ----------  ----------  ----------  -----------   -----------   --------  ----------
  1,055,047         979,902     973,906     962,314      954,669       818,918    747,971     811,058
    139,438         135,373     126,297     127,985      129,053       115,750    116,499     107,796
     61,130          53,681      47,155      44,871       42,064        41,868     42,779      41,183
     16,448          16,027      16,400      16,289       16,394        15,732     12,045      11,343
     20,734(d)       (1,665)     (8,989)     53,666       11,196           116       (786)     (6,613)
-----------      ----------  ----------  ----------  -----------   -----------   --------  ----------
  1,292,797       1,183,318   1,154,769   1,205,125    1,153,376       992,384    918,508     964,767
-----------      ----------  ----------  ----------  -----------   -----------   --------  ----------

     58,518          72,160      93,448      35,276       82,662        70,664     53,988      48,891
     20,178          23,492      33,626      11,900       32,554        26,652     24,478      21,357
-----------      ----------  ----------  ----------  -----------   -----------   --------  ----------
     38,340          48,668      59,822      23,376       50,108        44,012     29,510      27,534
     15,525          24,807       8,132      11,633       21,513        19,281     35,705      29,240
-----------      ----------  ----------  ----------  -----------   -----------   --------  ----------
     53,865          73,475      67,954      35,009       71,621        63,293     65,215      56,774
    (14,690)              -           -           -       20,289             -          -           -
-----------      ----------  ----------  ----------  -----------   -----------   --------  ----------
$    39,175      $   73,475  $   67,954  $   35,009  $    91,910   $    63,293   $ 65,215  $   56,774
-----------      ----------  ----------  ----------  -----------   -----------   --------  ----------

$   (21,611)     $  320,934  $  359,091  $  456,183  $   439,250   $   417,332   $246,661  $  233,554
        .97            2.25        2.76        3.54         3.24          3.06       2.49        2.34
$   322,786      $   74,307  $  106,650  $   70,387  $    79,509   $    82,090   $ 60,102  $   75,606
$   721,171      $  474,755  $  471,026  $  417,175  $   400,996   $   374,628   $367,789  $  360,950
$ 1,811,794      $1,198,276  $1,178,885  $1,139,256  $ 1,114,575   $ 1,056,298   $819,768  $  810,292
$   173,086      $  179,132  $  230,183  $  235,510  $   240,709   $   242,641   $ 95,590  $  136,020
$   614,296      $  625,700  $  587,472  $  571,582  $   578,341   $   513,615   $465,465  $  415,410
$     13.80      $    14.35  $    13.55  $    12.67  $     12.89   $     11.47   $  10.43  $     9.39
-----------      ----------  ----------  ----------  -----------   -----------   --------  ----------
      5,262           5,602       5,949       5,635        5,784         5,823      5,965       6,228

     49,801          49,212      49,703      50,674       50,499        49,477     44,538      44,267

$       .88      $     1.10  $     1.32  $      .57  $      1.10   $       .97   $    .67  $      .62
$       .90      $     1.60  $     1.48  $      .80  $      1.93   $      1.36   $   1.47  $     1.28
$       .89      $     1.59  $     1.47  $      .79  $      1.91   $      1.35   $   1.44  $     1.26
$       .92      $      .91  $      .86  $      .84  $       .73   $       .60   $    .55  $      .50

$       .92      $      .89  $      .86  $      .81  $       .70   $       .58   $    .53  $      .50
$      2.65      $     2.65  $     2.65  $     2.65  $      2.65   $      2.65   $   2.65  $     2.65

$     25-20      $    22-14   $   20-11  $    23-17  $     19-15   $     24-13   $  20-13  $    14-11
=====================================================================================================

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Financial Resources

Liquidity refers to the ability to generate adequate amounts of cash to satisfy the financial needs of an enterprise. Cash flow from operations, a major source of the Company's liquidity, provided funds of $454.1 million over the past three years. The generation of cash through operations during this time period was sufficient to fund working capital requirements, support the Company's internal capital investment program, and sustain an increasing amount of dividends paid to shareholders. Additional details regarding operating, investing, and financing activities can be found in the Consolidated Statements of Cash Flows. It is the Company's belief that cash flow from operations will be sufficient to fund, for the foreseeable future, capital investments, dividend payments, commitments on environmental remediation projects, and operating requirements.

During the fourth quarter of 1995, the Company acquired OSi Specialties Holding Company and its wholly owned subsidiary OSi Specialties, Inc. (collectively "OSi Specialties," or "OSi") in a cash transaction for $486 million. The acquisition was financed with cash on hand and short-term bank loans of $375 million under a credit agreement totaling $675 million with a consortium of banks.

The Company subsequently purchased for cash all of OSi's 11.50% Senior Secured Discount Debentures due 2004 for $137.6 million and more than 99% of OSi Specialties' 9.25% Senior Subordinated Notes due 2003 for $140.1 million. The Company funded the redemption with short-term bank loans under the $675 million credit agreement.


The Company had $605 million of bank loans outstanding under the credit agreement as of December 31, 1995. In February 1996, the Company issued $150 million of 6.125% Notes due 2006 and $150 million of 6.875% Debentures due 2026, netting approximately $297 million. The net proceeds, plus cash on hand, were used to repay $300 million of short-term bank loans under the credit agreement. Immediately thereafter, the availability under the credit agreement, as amended, was reduced to $375 million. The Company plans to repay the remaining $305 million with proceeds from the sale of the Lubricants Group, cash flow from operations or additional long-term financing.

As the Company continues to focus on global expansion, it has, through certain of its international subsidiaries, arrangements with various banks for lines of credit. At December 31, 1995, these lines of credit aggregated $50.9 million, of which $47.1 million was unused at year-end. The Company has also entered into certain long-term hedging arrangements to protect against possible adverse currency exchange and interest rate fluctuations (see Note 13 of Notes to Financial Statements for additional details).


Further progress has been made in divesting non-core businesses. The Company completed the divestiture of its Diversified Products Segment during the second quarter of 1995 with the sale of its Battery Parts and Carbon Black operations in March and June, respectively, for approximately $146 million in cash.


Currently, the Company's primary international operations are based in Western Europe and Canada. Although there are certain risks inherent in carrying on international business, including currency devaluations and controls, export and import restrictions, inflationary factors, product supply, economic controls, and nationalization and appropriation, the Company does not believe these factors will significantly affect its operations.

The Company periodically evaluates, and periodically reviews with the Finance Committee of the Board of Directors, its liquidity requirements, capital needs, and availability of external funds. As a result of this process, the Company has in the past and may in the future seek to restructure indebtedness, raise additional capital, or take such other steps to increase or manage its liquidity and financial resources.

Capital Investments and Commitments


In 1995, the Company continued to upgrade existing facilities and to expand capacity to meet changing market demands. Total capital expenditures for 1995 were $115.8 million. Capital expenditures related to continuing operations were $98.3 million, bringing the total for the past three years to $276 million. The capital investment program in 1996 will continue to focus on capacity expansion and market share growth and is expected to exceed 1995 levels. Investments in the form of research and development, quality initiatives, and marketing alliances will also continue in all key product lines.


The acquisition of OSi not only adds strategic research and development capabilities along with a full line of silicone surfactants, amine catalysts, organofunctional silanes and specialty fluids, but provides the base for acceleration of growth of the Company's existing products in Asia, South America and Eastern Europe. During 1996, the Company will be committed to the successful integration of this acquisition.

The Company is committed to developing business opportunities in Asia and is currently focusing on both the immediate and longer term actions that are necessary to expand and leverage new and existing business in this region of the world. The strategy includes both capital investment and new marketing initiatives. In early 1996, the Company acquired a resins manufacturing plant in Singapore. The Company presently anticipates that additional capital investments may be in the form of joint ventures. For non-capital initiatives, cooperative marketing and technical agreements will be pursued.

In addition, to effectively service the expanding customer base in Asia, the Company plans on establishing a local technical support center. This service center will house lab personnel and technical service representatives whose function will be to address the specific needs of customers in that part of the world.

The evaluation and development of specific businesses or opportunities will take place throughout 1996 with the focus on: surfactants for agriculture, personal care, and laundry products; polyurethane systems for footwear manufacturers; and lubricants for plastics including polyethylene, polypropylene, and film.

Environmental Matters

The Company operates in an industry subject to extensive regulations related to the protection of the environment and the health and safety of employees and others. Domestic operations are subject to a myriad of environmental statutes and regulations at the federal, state, and local levels. The Company's international production facilities operate in an environmental regulatory framework in which governmental authorities typically are granted broad discretionary powers which require manufacturing facilities to obtain operating permits to continue operations.

The Company believes that expenditures for compliance with these statutes, regulations, and permits will continue to have a significant impact upon the conduct of its business. The trend toward greater environmental awareness and more stringent environmental regulations is likely to continue, and while the Company cannot accurately predict how this will affect future operations and earnings, the Company does not believe its costs will significantly vary from those of its competitors.

Consistent with the Company's concern for the protection and improvement of the environment worldwide, the Company continually monitors the environmental impact of past and present operating practices in light of changing environmental standards. Where remedial action is indicated, the Company assesses the probability and scope of potential remediation costs. To determine the appropriate reserve amounts, management reviews on a quarterly basis, currently available information pertaining to each environmental site. Inherent in this process are considerable uncertainties which affect the Company's ability to estimate the ultimate costs of remediation. Such uncertainties include the nature and extent of contamination at each site, evolving governmental standards regarding remediation requirements, changes in environmental regulations, widely varying costs of alternative cleanup methods, the number and financial condition of other potentially responsible parties at multi-party sites, innovations in remediation and restoration technology, and the identification of additional environmental sites. As a result, as remediation efforts proceed at existing sites and new sites are assimilated into the review process, charges against income for environmental reserves could have a material effect on results of operations in a particular quarter or year. However, such charges are not expected to have a material adverse effect on the Company's consolidated financial position, cash flow, or liquidity.

The Company has numerous insurance policies which it believes provide coverage for certain environmental liabilities. The Company has settled litigation during 1995 with most of its insurers concerning the applicability and amount of insurance coverage for environmental costs under these policies. The results of continuing operations for 1995 include a pre-tax gain of $52.9 million, as a result of settlements with certain of the Company's insurers, net of related legal and other costs. Additional settlements are expected during 1996.


Environmental reserves related to continuing operations at December 31, 1995 amounted to $83.6 million, which reflects management's assessment of future remediation costs in light of currently available information. Reme-diation expenditures charged to those reserves were $13.7 million in 1995 and include expenditures currently mandated as well as those not required by any regulatory authority or third party. The Company anticipates 1996 expenditures to approximate $24 million.

Capital expenditures for air, water, and solid waste control equipment and facilities related to continuing operations amounted to $8.9 million in 1995. The Company estimates that approximately $20 million will be expended on similar capital projects in 1996.

The Company is continuing its efforts to reduce hazardous waste and emissions generated by its operations. Through improved operating efficiencies, installation of additional environmental control equipment, and utilization of the latest innovations in waste treatment technology, management believes that direct recurring operating costs associated with managing hazardous substances and pollution can be maintained at current levels. Such costs related to continuing operations amounted to $28.2 million in 1995.

Contingencies

The Company has been notified that it is a potentially responsible party ("PRP") or a defendant in a number of governmental (federal, state, and local) and private actions associated with the release, or suspected release, of contaminants into the environment. As a PRP, the Company may be liable for costs associated with the investigation and remediation of environmental contamination, as well as various penalties, and damages to persons, property, and natural resources.

The Company is not a party to any legal proceedings or environmental matters which it believes will have a material adverse effect on its consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period, could be materially affected by such legal proceedings or environmental matters. However, the Company does not expect the results of such proceedings or environmental matters to materially affect its competitive position.

Discontinued Operations

On September 11, 1995, the Company announced its intention to divest its Lubricants Group (see Note 16 of Notes to Financial Statements).

Results of Continuing Operations

The Company reported income from continuing operations in 1995 of $100.3 million compared to $94.4 million in 1994 and $25.1 million in 1993. The three year period included several non-recurring items which affect comparison. The following table shows the effect of these non-recurring items on earnings. The pre-tax amounts of these items were included in the "Other expense (income) - net" caption of the Consolidated Statements of Income.

Included in 1995 income from continuing operations were $34.4 million of settlements, net of legal and other costs, with certain of the Company's insurance carriers arising out of litigation concerning coverage for certain environmental expenditures. A $22 million provision for consolidation of plants, which will enable the Company to serve its customers more effectively at larger and more effi-cient facilities, was also recorded in 1995. Additionally, a $9 million provision for environmental remediation and compliance, which reflects the Company's assessment of its costs to comply with regulatory requirements and standards, was recorded in the current year. A provision for litigation of $2.8 million was also included in 1995 results. In 1995, the Company completed the divestiture of its Diversified Products Segment and recorded a $33.3 million gain on the disposition of the Carbon Black and Battery Parts businesses.

====================================================================================================================================
(millions of dollars except per share data)                  1995                       1994                       1993
--------------------------------------------------  -------------------------  -------------------------  --------------------------
                                                    Pre-Tax          Income    Pre-Tax          Income    Pre-Tax          Income
                                                    Income  Income  Per Share  Income  Income  Per Share  Income  Income  Per Share
--------------------------------------------------  ------  ------  ---------  ------  ------  ---------  ------  ------  ----------
Continuing operations excluding
  non-recurring items                               $108.6  $66.4   $1.19      $140.4  $91.3   $1.64      $110.6  $70.1   $1.37
Settlements with certain of the Company's
    insurers                                          52.9   34.4     .60           -      -       -           -      -       -
Provision for plant consolidation                    (33.8) (22.0)   (.39)          -      -       -           -      -       -
Provision for environmental remediation
  and compliance                                     (13.8)  (9.0)   (.16)          -      -       -       (29.1) (18.9)   (.34)
Provision for litigation                              (4.3)  (2.8)   (.05)          -      -       -           -      -       -
Provision for disposition of a business                  -      -       -           -      -       -       (19.2) (12.4)   (.23)
Provision for work force reduction                       -      -       -           -      -       -       (12.2)  (7.9)   (.14)
Gain on disposition of operations
   of subsidiaries                                    51.2   33.3     .59         4.8    3.1     .06         8.8    5.7     .11
Provision for loss on sublease of office facilities      -      -       -           -      -       -        (9.2)  (6.1)   (.11)
Other - net                                              -      -       -           -      -       -        (8.4)  (5.4)   (.10)
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations                               $160.8 $100.3   $1.78       $145.2 $94.4   $1.70       $41.3  $25.1   $ .56
====================================================================================================================================

Income from continuing operations for 1994 included a $3.1 million gain on the disposition of the Allied-Kelite operations.


Income from continuing operations for 1993 included an $18.9 million environmental provision for remediation and compliance costs the Company expected to incur to comply with regulatory requirements and standards. Following its strategy to emphasize core businesses and divest itself of others, the Company recorded a provision of $12.4 million in 1993 for the planned divestiture of the Battery Parts business. Additionally, the Company established a $7.9 million provision for a reduction in its worldwide workforce to further realign and reorganize operations. Pursuing its divestiture strategy, the Company sold the operations of its Chemprene subsidiary in 1993 for a gain of $5.7 million. A loss of $6.1 million, attributable to an agreement to sublease two office facilities resulting from the Company's commitment to relocate to a new world headquarters, was also recorded in 1993.

1995 vs. 1994

Consolidated 1995 net sales from continuing operations rose $143.7 million or 8 percent compared to 1994 levels. The inclusion of OSi's fourth quarter sales of $101.3 million offset an $80.6 million decline in sales resulting from the disposition of the Diversified Products Segment. Of the remaining increase, 55 percent was attributed to higher sales prices and product mix and 40 percent to favorable currency exchange rates, while 5 percent resulted from increased volume.


Income from continuing operations, excluding non-recurring charges and gains, was $66.4 million in 1995, compared to $91.3 million in 1994. Although contributing $7.4 million to operating income, OSi, acquired in the fourth quarter of 1995, generated a loss of $3.6 million, net of an income tax benefit, goodwill amortization, and associated financing costs. Excluding OSi Specialties' fourth quarter results, an overall erosion in gross profit margins of 2 percent accounted for approximately 85 percent of the current year's decline in income from continuing operations, excluding non-recurring items. Each of the Company's segments reported 1995 earnings that were below 1994 levels, primarily as a result of the inability to fully recoup higher raw material feedstock costs through increased sales prices. Also adversely affecting 1995 results was a 2.6 percent increase in the effective tax rate principally attributable to a greater proportion of earnings in higher tax jurisdictions and an increase in non-deductible goodwill amortization. Adding to earnings, interest income rose during 1995 as a result of higher interest rates and the investment of additional funds generated from the sale of the Diversified Products businesses. Remaining changes in income and expense categories appearing on the Consolidated Statements of Income were primarily attributable to the OSi Specialties acquisition.

Effective January 1, 1995, the Company changed its method of inventory valuation under dollar value LIFO from LIFO double extension to LIFO link chain. Management believes that the LIFO link chain method is preferable because it is the predominate method used in the industry and will mitigate the dollar impact of volume fluctuations on results of operations. It is not possible to determine the effect of the change on retained earnings as of January 1, 1995 or on income as previously reported for the years ended December 31, 1994 or 1993. This change did not have a material effect on 1995 net income.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective January 1, 1995. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of SFAS No. 121 did not have a material impact on the Company's financial position or results of operations other than its effect on the provision for plant consolidation (see Note 9 of Notes to Financial Statements).

Segment Information

The Company does not allocate income and expenses that are of a general corporate nature to industry segments in computing operating income. These include general corporate expenses, interest income and expense, and certain other income and expenses not directly attributable to a specific segment.

The Petroleum Segment for all periods presented consists solely of the Petroleum Specialties Group. This was a result of the Company's decision to sell the Lubricants Group, the operating results of which have been recorded as discontinued operations.

A comparison of operating income from continuing operations for 1995 and 1994 is affected by the inclusion of non-recurring items in both periods. Operating income from continuing operations, excluding non-recurring items, declined to $161.9 million in 1995, from $178 million in 1994. The Company's international operations accounted for a 4 percent greater share of total net sales and operating income from continuing operations, excluding non-recurring items, in 1995 than in 1994. These operations accounted for 40 percent of net sales and 44 percent of operating income from continuing operations, excluding non-recurring items, in 1995. The acquisition of OSi Specialties and the disposition of the remaining Diversified Products Segment's businesses had the effect of increasing the Company's international operations' percentage share of total net sales, while decreasing their share of operating income from continuing operations, excluding non-recurring items.

Chemical Segment

Chemical Segment 1995 net sales of $1.4 billion were $105 million, or 8 percent, over the prior year. Higher sales prices accounted for 60 percent of the increase with the balance due to favorable currency translations, while volume was unchanged. Although each of the segment's businesses reported unit sales prices that surpassed 1994 levels, competitive pricing pressures precluded increases sufficient to cover higher raw material feedstock costs.

The segment's 1995 operating income included a non-recurring $46 million charge related to plant consolidation, environmental remediation and litigation. Excluding this non-recurring charge, operating income of $107.4 million was $14.7 million, or 12 percent, lower than 1994. Each of the segment's three business groups reported comparable percentage declines in operating earnings. The Oleo/Surfactants Group, the largest contributor to segment sales and operating income, experienced a year in which product margins eroded as a result of the inability to fully recover increased feedstock costs due to competitive pricing restraints. This was most evident in the group's line of products that reach the consumer market, where shipment volume was also down 12 percent from the prior year. Additionally, the Oleo/Surfactants Group's 1995 earnings were adversely affected by the need to purchase intermediate products as a result of equipment renovations. The renovations have been completed and production returned to normal levels during the fourth quarter. An increase in reserves for insurance claims accounted for a substantial portion of the Polymer Additives Group's decline in operating income. The group's earnings were also adversely affected by a downturn in the housing and construction markets, and lower product margins in specific lines of business. Shipment volume was down 4 percent in the Vinyl Business Unit, reflecting fewer housing and construction starts. Tin stabilizer margins were off from the prior year due to higher raw material costs, while the substitution of environmentally friendly barium and zinc based stabilizers for those containing cadmium resulted in a further erosion of margins. The shift was a result of a June 1994 decision to cease domestic production of cadmium based stabilizers and exit the U.S. market. With approximately 80 percent of the Resins Group's business originating in Europe, the slowdown in the European economy experienced during the latter part of the year had a great influence on the group's reported 1995 fourth quarter results. The poor fourth quarter caused full year operating earnings to be below the prior year. A decline in product margins also contributed to the lower earnings. Each of the group's business units reported increases in raw material costs that resulted in margins that were below the prior year. Additionally, increased effluent control costs attributable to a shared, non-owned wastewater treating plant in Germany adversely affected 1995 operating results.

OSi Specialties

The Company acquired OSi Specialties, a high margin leading global producer of organofunctional silane and other specialty silicone derivative products, on October 19, 1995. The newly acquired business, which traditionally experiences a "soft" fourth quarter, added $101.3 million to sales and $7.4 million to operating income, which included the amortization of intangibles generated by the acquisition (see Note 2 of Notes to Financial Statements for further information on this acquisition).

Petroleum Segment

Net sales for the Petroleum Segment of $394.8 million in 1995 exceeded the previous year by $19.2 million, or 5 percent. One-half of the increase in sales was attributable to favorable currency rates of exchange, particularly against the Dutch guilder, with the bulk of the balance resulting from higher sales prices and product mix. Rising 1 percent, shipment volume was comparable with the prior year.

Petroleum Segment operating income for 1995 was adversely affected by a charge for plant consolidation and environmental remediation of $2.2 million. Operating income, excluding this non-recurring charge, was $35.6 million, a decline of $7.8 million compared to 1994. The segment was impacted by higher feedstock costs throughout 1995 due to periodic shortages and market conditions. The scarcity of key feedstocks created the need to purchase higher priced, sometimes lower yield, alternatives and resulted in lost sales. Lower than anticipated production volume, and additional costs attributable to the start-up of the group's recently completed Extracted Sulfonic Acid Unit in the U.S. and Calcium Sulfonates Plant in Holland, also adversely affected 1995 operating results.

Diversified Products Segment

The sale of the Carbon Black and Battery Parts businesses during the first half of 1995 completed the divestiture of the Diversified Products Segment. Reported segment operating earnings for 1995 and 1994 included gains of $51.2 million and $4.8 million, respectively, attributable to the sale of the segment's businesses.

1994 vs. 1993

Excluding non-recurring items, income from continuing operations totaled $91.3 million in 1994, compared to $70.1 million in 1993. Record sales, which were 4 percent above the previous year, and higher gross margins were responsible for approximately 85 percent of the $21.2 million increase in income from continuing operations, before non-recurring items. Despite the disposition of certain operations in late 1993 and 1994, sales rose on the strength of a 7 percent increase in shipment volume. Although increases in raw material feedstock costs caused gross margins to deteriorate during the second half of 1994, cost saving initiatives and lower feedstock costs earlier in the year enabled full year margins to be 1 percent ahead of 1993. Chiefly the result of the Company's redemption of its 5.50% Convertible Subordinated Debentures, lower net interest costs also contributed to the higher income. A comparison of 1994 and 1993 selling and administrative expenses shows an increase of 2 percent, however, through careful monitoring the Company was able to reduce these expenses as a percentage of sales.


The Company's 1994 operating income of $182.8 million represents an increase of $62.6 million over 1993. Comparison of these earnings for each of the Company's industry segments is affected by non-recurring items. Exclusive of these items, operating income rose to $178 million in 1994 from $159.7 million in 1993. The contribution of the Company's international operations to net sales and operating income, exclusive of non-recurring items, increased in 1994. Continued emphasis on global growth and an overall improvement in the European economy led to a change in geographic composition. International operations accounted for 36 percent of the Company's net sales in 1994 compared to 34 percent in 1993 and its contribution to operating income, excluding non-recurring items, increased 7 percent to a 40 percent share.

Chemical Segment

Net sales of $1.3 billion in 1994 were $105 million greater than the previous year. Each of the segment's business groups participated in an 8 percent increase in shipment volume, while prices remained stable. Growth in all but a few markets, both domestically and abroad, was achieved in 1994. Improvements in both the domes-tic and European economies, and aggressive marketing translated into higher sales volume.


Operating income for 1993 was adversely affected by a $5.6 million provision for environmental remediation and compliance. Excluding this non-recurring charge, 1994 operating income rose $11.6 million, or 11 percent, over 1993. The segment's Polymer Additives Group registered the largest increase, accounting for two-thirds of the segment's total improvement. The group benefited from a strong domestic economy, evidenced by a rise in the construction industry, and a more robust European economy. All major business units contributed to the group's 23 percent improvement in operating income. A 9 percent increase in net sales attributable to greater domestic shipment volume, the introduction of a new antioxidant product and a favorable European sales product mix led to the group's higher earnings. Process improvements, the most notable involving the production of amides, also contributed to the group's strong performance. The International/Europe Group's operating income rose approximately 15 percent, accounting for the remaining portion of the segment's favorable operating results. The overall strength of the European economy led to greater sales and improved earnings for each of the group's major business units. An increase in shipment volume of approximately 10 percent, a favorable product sales mix in key businesses, cost saving programs, and plant efficiencies proved to be a successful combination. Although the Oleo/Surfactants Group increased its shipment volume by 9 percent, its operating income remained relatively unchanged. Sales growth was achieved through aggressive marketing, new product introductions in the Oilfield and Laundry Products business units, and an increase in overseas shipments. However, significant increases in raw material costs in the second half of 1994, which the group was unable to fully recover through higher sales prices due to competitive pricing pressures, offset the increase in sales.

Petroleum Segment

Segment 1994 net sales of $375.6 million were $10.4 million ahead of 1993. The segment reported an increase in volume of approximately 4 percent which offset the effect of a 1 percent drop in prices.

Non-recurring charges of $15.2 million for environmental matters severely affected 1993 operating income. Excluding these charges, 1994 operating income of $43.4 million was $3.6 million greater than 1993. The 9 percent increase in operating income was primarily due to an improvement in material margins attributable to a decline in raw material feedstock costs that outpaced a corresponding decrease in sales prices. A favorable product sales mix, higher sales volume, and efficiencies in manufacturing techniques also contributed to the segment's favorable results.


Diversified Products Segment

Reported segment operating income for 1994 included a non-recurring gain of $4.8 million from the sale of the Allied-Kelite operations, while 1993 earnings included a net charge of $18.7 million covering an expected loss on the disposition of the Battery Parts business and an environmental remediation and compliance provision, partially offset by the gain on the sale of the operations of Chemprene. Net sales and operating income for the segment's businesses which were not sold in 1994 or 1993 (Concarb and Battery Parts) rose $13 million and $7.4 million, respectively. A 15 percent increase in carbon black net sales, spurred in part by greater automotive market demand in both the tire and non-tire sectors, accounted for approximately 75 percent of the higher net sales and operating earnings. The remaining increase was attributable to an increase in demand for battery components due to the severe winter of 1994 and understocked customer inventory levels.

Outlook

The current year has been one of transition in which the Company has refocused its efforts on becoming a leading global specialty chemical company. The Company believes it is well positioned to become more competitive in the global marketplace as a result of the recently announced plant consolidation program, which may be followed by further consolidation in 1997 and 1998; a 1995 reduction of staff and operations personnel, resulting in annual payroll savings of $5 million commencing in 1996; the completion of the divestiture of the Diversified Products Segment in 1995; the announcement of the Company's intention to sell the Lubricants Group, which is expected to be completed in mid-1996; and the fourth quarter 1995 acquisition of OSi Specialties.

The Company plans to add to its earnings by leveraging its expanded presence in targeted high growth regions of Europe, South America, and Asia; through improved product margins; and continued cost savings initiatives. Escalating raw material costs weighed heavily on 1995 results. Preliminary indications suggest that relief is forthcoming in 1996 and the Company believes it will realize additional savings in the procurement area through the reduction of carriers and the consolidation of regional purchasing activities.

Report of Ernst & Young LLP,
Independent Auditors


Board of Directors and Shareholders
Witco Corporation

We have audited the accompanying consolidated balance sheets of Witco Corporation and Subsidiary Companies as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Witco Corporation and Subsidiary Companies at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1995 the Company changed its method of accounting for inventory valuation under dollar value LIFO from LIFO double extension to LIFO link chain.

As discussed in Note 1 to the financial statements, in 1995 the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

                                              ERNST & YOUNG LLP


Stamford, Connecticut
January 29, 1996,
except for Note 7, as to which
the date is February 12, 1996

                                      Witco Corporation and Subsidiary Companies
Consolidated Balance Sheets

(in thousands except per share data)
==============================================================================================
December 31                                                              1995          1994
-------------------------------------------------------------------  ----------      ---------
Assets
Current Assets
  Cash and cash equivalents                                          $  143,994    $  197,173
  Accounts and notes receivable, less allowances of $7,104 and $8,863   406,486       395,547
  Inventories                                                           322,898       258,372
  Prepaid and other current assets                                       70,667        45,737
-------------------------------------------------------------------  ----------    ----------
    Total Current Assets                                                944,045       896,829
-------------------------------------------------------------------  ----------    ----------
Property, Plant, and Equipment, less accumulated depreciation of
  $586,595 and $696,043                                                 811,667       719,966
Goodwill and Other Intangible Assets, less accumulated amortization
  of $62,450 and $43,760                                                728,124       191,422
Deferred Costs and Other Assets                                         118,182       111,128
Net Assets of Discontinued Operations                                   170,426             -
-------------------------------------------------------------------  ----------    ----------
    Total Assets                                                     $2,772,444    $1,919,345
-------------------------------------------------------------------  ----------    -----------

-------------------------------------------------------------------  ----------    -----------
Liabilities and Shareholders' Equity
Current Liabilities
  Notes and loans payable                                            $  309,171    $    1,795
  Accounts payable and other current liabilities                        385,294       343,414
-------------------------------------------------------------------  ----------    ----------
    Total Current Liabilities                                           694,465       345,209
-------------------------------------------------------------------  ----------    ----------
Long-term Debt                                                          683,830       346,545
Deferred Federal and Foreign Income Taxes                                87,532        81,354
Deferred Credits and Other Liabilities                                  302,500       206,231
Shareholders' Equity
  $2.65 Cumulative Convertible Preferred Stock, par value $1 per share
    Authorized - 14 shares
    Issued and outstanding - 7 shares                                         7             7
  Common stock, par value $5 per share
    Authorized - 100,000 shares
    Issued - 56,435 shares and 56,312 shares                            282,173       281,561
  Capital in excess of par value                                        131,076       127,643
  Equity adjustments:
    Foreign currency translation                                         17,222        (1,481)
    Pensions                                                             (4,898)       (2,446)
  Retained earnings                                                     578,537       537,199
  Treasury stock, at cost - 165 shares                                        -        (2,477)
-------------------------------------------------------------------  ----------    ----------
    Total Shareholders' Equity                                        1,004,117       940,006
-------------------------------------------------------------------  ----------    ----------
    Total Liabilities and Shareholders' Equity                       $2,772,444    $1,919,345
=============================================================================================

See accompanying notes.

                                      Witco Corporation and Subsidiary Companies
Consolidated Statements of Income


(in thousands of dollars except per share data)
=========================================================================================================
For the years ended December 31                                        1995         1994         1993
-----------------------------------------------------------------   ----------   ----------   ----------
Revenues
  Net sales                                                         $1,985,077   $1,841,414   $1,763,086
  Interest                                                              15,104       10,032        8,679
-----------------------------------------------------------------   ----------   ----------   ----------
       Total Revenues                                                2,000,181    1,851,446    1,771,765
-----------------------------------------------------------------   ----------   ----------   ----------
Costs and Expenses
  Cost of goods sold (exclusive of depreciation and amortization)    1,548,943    1,412,079    1,363,246
  Selling and administrative expenses                                  199,452      185,576      181,173
  Depreciation and amortization                                        102,571       88,663       86,480
  Interest                                                              43,689       29,674       34,984
  Other expense (income) - net                                         (55,278)      (9,708)      64,585
-----------------------------------------------------------------   ----------   ----------   ----------
       Total Costs and Expenses                                      1,839,377    1,706,284    1,730,468
-----------------------------------------------------------------   ----------   ----------   ----------
  Income from continuing operations before Federal and
    Foreign Income Taxes                                               160,804      145,162       41,297
Federal and Foreign Income Taxes                                        60,458       50,742       16,165
-----------------------------------------------------------------   ----------   ----------   ----------
  Income from continuing operations                                    100,346       94,420       25,132
  Income (loss) from discontinued operations - net of income
    taxes of $2,610, $6,960, and $(2,597)                                4,099       12,647       (5,369)
-----------------------------------------------------------------   ----------   ----------   ----------
       Net Income                                                   $  104,445   $  107,067   $   19,763
-----------------------------------------------------------------   ----------   ----------   ----------

-----------------------------------------------------------------   ----------   ----------   ----------
Net Income Per Common Share: Primary
  Income from continuing operations                                      $1.78        $1.70         $.56
  Income (loss) from discontinued operations -
    net of income taxes                                                    .07          .22         (.10)
-----------------------------------------------------------------   ----------   ----------   ----------
       Net Income Per Common Share: Primary                              $1.85        $1.92         $.46
-----------------------------------------------------------------   ----------   ----------   ----------
Net Income Per Common Share: Fully Diluted
  Income from continuing operations                                      $1.77        $1.69         $.56
  Income (loss) from discontinued operations -
    net of income taxes                                                    .07          .22         (.10)
-----------------------------------------------------------------   ----------   ----------   ----------
        Net Income Per Common Share: Fully Diluted                       $1.84        $1.91         $.46
========================================================================================================

See accompanying notes.

                                      Witco Corporation and Subsidiary Companies
Consolidated Statements of Cash Flows

(in thousands of dollars)
============================================================================================================================
For the years ended December 31                                             1995                1994                 1993
----------------------------------------------------------------------   ----------          ----------           ----------
Operating Activities
  Net income                                                             $ 104,445           $ 107,067            $  19,763
  Adjustments to reconcile net income to net cash
    provided by operating activities:
          Depreciation and amortization                                    119,571             105,120              102,502
          Provision (benefit) for deferred income taxes                     (6,884)             17,666              (24,639)
          Pension cost                                                      10,130              12,378                1,752
          Gain on disposition of operations of subsidiaries                (51,183)             (4,820)              (8,810)
          Provision for plant consolidation and other matters               43,342                   -                    -
          Provision for environmental remediation and compliance            15,348                   -               52,810
          Provision for work force reduction and other matters                   -                   -               29,784
          Provision for disposition of a business                                -                   -               19,200
          Changes in operating assets and liabilities:
           Accounts and notes receivable                                   (26,609)            (51,639)             (26,101)
           Inventories                                                     (12,849)            (23,750)              13,490
           Prepaid and other current assets                                  9,866              (3,791)                 513
           Accounts payable and other current liabilities                  (41,709)             (5,492)              (6,908)
          Other                                                            (28,548)             (5,007)              (1,958)
----------------------------------------------------------------------   ----------          ----------           ----------
      Net Cash Provided by Operating Activities                            134,920             147,732              171,398
----------------------------------------------------------------------   ----------          ----------           ----------
Investing Activities
  Expenditures for property, plant, and equipment                         (115,845)           (107,438)            (103,689)
  Proceeds from dispositions                                               146,026              24,194               24,160
  Acquisitions of businesses, net of cash acquired                        (481,431)                  -               (3,691)
  Other                                                                     (2,443)              1,732               (4,568)
----------------------------------------------------------------------   ----------          ----------           ----------
      Net Cash Used in Investing Activities                               (453,693)            (81,512)             (87,788)
----------------------------------------------------------------------   ----------          ----------           ----------
Financing Activities
  Dividends paid                                                           (63,026)            (55,013)             (44,679)
  Payments on borrowings                                                  (367,541)             (8,398)
  Proceeds from exercise of stock options                                    6,523               2,734                5,236
  Proceeds from borrowings                                                 681,551                 954              374,422
  Proceeds from issuance of common stock                                         -                   -              141,655
  Other                                                                          -                 (63)              (3,499)
----------------------------------------------------------------------   ----------          ----------           ----------
      Net Cash Provided by (Used in) Financing Activities                  257,507             (59,786)             (28,837)
----------------------------------------------------------------------   ----------          ----------           ----------
Effects of Exchange Rate Changes on
  Cash and Cash Equivalents                                                  8,087               7,689               (6,170)
----------------------------------------------------------------------   ----------          ----------           ----------
      Increase (Decrease) in Cash and Cash Equivalents                     (53,179)             14,123               48,603
----------------------------------------------------------------------   ----------          ----------           ----------
Cash and Cash Equivalents at Beginning of Year                             197,173             183,050              134,447
----------------------------------------------------------------------   ----------          ----------           ----------
Cash and Cash Equivalents at End of Year                                 $ 143,994           $ 197,173            $ 183,050
============================================================================================================================

See accompanying notes.

                                      Witco Corporation and Subsidiary Companies
Consolidated Statements of Shareholders' Equity

(in thousands of dollars)
==========================================================================================================================
                                                     Equity Adjustments
                                                   Capital in     Foreign                             Treasury
                             Preferred    Common    Excess of     Currency                 Retained    Stock
                               Stock       Stock    Par Value    Translation     Pensions  Earnings   at Cost     Total
---------------------------  ---------    ------   ----------    -----------     --------  --------   --------  ----------
Balance at
December 31, 1992               $ 9      $ 112,670  $   5,077     $ (6,489)      $(3,344)  $515,566  $ (9,193)  $  614,296
Net Income                                                                                   19,763                 19,763
Cash Dividends Declared:
  Preferred stock                                                                               (24)                   (24)
  Common stock                                                                              (47,064)               (47,064)
Common Stock Issued:
  Two-for-one
    stock split                            127,045   (127,176)                                                        (131)
  Public offering                           14,374    127,281                                                      141,655
  Employee plans                                        1,207                                           4,029        5,236
  Conversions                                            (266)                                            388          122
Equity Adjustments                                                 (17,234)       (3,204)                          (20,438)
---------------------------     ---      ---------  ---------     --------       -------   --------  --------   ----------
Balance at
December 31, 1993                 9        254,089      6,123      (23,723)       (6,548)   488,241    (4,776)     713,415
Net Income                                                                                  107,067                107,067
Cash Dividends Declared:
  Preferred stock                                                                               (20)                   (20)
  Common stock                                                                              (58,089)               (58,089)
Common Stock Issued:
  Conversion of convertible
    debentures                              27,472    121,037                                                      148,509
  Employee plans                                          739                                           1,995        2,734
  Conversions                    (2)                     (256)                                            304           46
Equity Adjustments                                                  22,242         4,102                            26,344
---------------------------     ---      ---------  ---------     --------       -------   --------  --------   ----------
Balance at
December 31, 1994                 7        281,561    127,643       (1,481)       (2,446)   537,199    (2,477)     940,006
Net Income                                                                                  104,445                104,445
Cash Dividends Declared:
  Preferred stock                                                                               (18)                   (18)
  Common stock                                                                              (63,089)               (63,089)
Common Stock Issued:
  Employee plans                               607      3,535                                           2,380        6,522
  Conversions                                    5       (102)                                             97            -
Equity Adjustments                                                  18,703        (2,452)                           16,251
---------------------------     ---      ---------  ---------     --------       -------   --------  --------   ----------
Balance at
December 31, 1995               $ 7      $ 282,173  $ 131,076     $ 17,222       $(4,898)  $578,537  $    -     $1,004,117
==========================================================================================================================

See accompanying notes.

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements


Note 1 - Summary of Significant Accounting Policies

Organization: Witco Corporation is a worldwide manufacturer of quality specialty chemical, silicone and petroleum products. The Company's products are used primarily as intermediates by other manufacturers in industries such as personal care and household products, agricultural, housing and construction, packaging, food and textiles.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation: The consolidated financial statements include the accounts of all majority owned subsidiaries after the elimination of inter-company transactions.

Cash Equivalents: Cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

Inventories: Inventories are stated at cost, principally on the Last-In, First-Out (LIFO) basis which is not in excess of market. The balance of inventories is stated at the lower of cost on the First-In, First-Out (FIFO) basis or market. Effective January 1, 1995, the Company changed its method of inventory valuation under dollar value LIFO from LIFO double extension to LIFO link chain. Management believes that the LIFO link chain method is preferable because it is the predominate method used in the industry and will mitigate the impact of volume fluctuations on results of operations. The change in accounting method had no material effect on income for the year ended December 31, 1995. It is not possible to determine the effect of the change on retained earnings as of January 1, 1995 or income as previously reported for the years ended December 31, 1994 or 1993.

Property, Plant, and Equipment: Property, plant, and equipment is stated at cost and depreciation is provided principally using the straight-line method based on estimated useful lives.

Impairment of Long-Lived Assets: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" effective January 1, 1995. SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of SFAS No. 121 did not have a material impact on the Company's financial position or results of operations other than its effect on the provision for plant consolidation (see Note 9 of Notes to Financial Statements).

Intangible Assets: Intangible assets primarily include the excess of purchase price paid over the estimated fair value of net assets acquired (goodwill) and other intangibles which are being amortized over periods not in excess of forty years. The Company periodically evaluates the carrying value of intangible assets in relation to the operating performance and future cash flows of the underlying businesses. Impairment losses would be recorded in the event of a significant change in the environment in which the business operates or if the expected future cash flows are less than book value.

Postemployment Benefits: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 112 "Employers' Accounting for Postemployment Benefits" effective January 1, 1993. SFAS 112 requires employers to accrue the cost of postemployment benefits, such as medical and disability benefits, as employees render services instead of when benefits are paid. The adoption of SFAS 112 did not have a material impact on the Company's financial position or results of operations.

Research and Development Costs: The Company's research and development costs are charged to expense as incurred. These charges to continuing operations amounted to $52,907,000 (1995), $40,717,000 (1994), and $40,308,000 (1993).

Environmental Remediation Costs: Environmental remediation costs are charged to expense if the remediation is the result of past practices or events and the expenditures are not expected to benefit future operations. Projected costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. Accruals are recorded at undiscounted amounts without regard to any third party recoveries, and are regularly adjusted as environmental assessments and remediation efforts proceed.

Stock Based Compensation: The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and,

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements


Note 1 - Summary of Significant Accounting Policies (continued)

accordingly, recognizes no compensation expense for the stock option grants.

Income Taxes: The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes."

Common Share Data: Net income per common share is based upon net income adjusted for interest (net of tax) on the 5.50% Convertible Subordinated Debentures through March 1994 and the preferred stock dividend requirements. The weighted average number of common shares outstanding during each year includes common stock equivalents, principally shares issuable in connection with the 5.50% Convertible Subordinated Debentures through March 1994 and the Company's stock option plans. Fully diluted net income per common share additionally reflects the assumed conversion of the outstanding convertible preferred stock.



Note 2 - Acquisition and Dispositions


On October 19, 1995, the Company acquired OSi Specialties Holding Company and OSi Specialties, Inc. (collectively "OSi") from an investor group led by DLJ Merchant Banking Partners, L.P. in a cash transaction for approximately $486,000,000. OSi manufactures a full line of silicone surfactants, amine catalysts, organofunctional silanes and specialty fluids at key manufacturing facilities in the United States, Belgium, Italy and Brazil.

The acquisition was accounted for as a purchase and results of operations have been included in the consolidated financial statements from the date of acquisition. A preliminary allocation of the purchase price resulted in an excess over the estimated fair value of net assets acquired (goodwill) of approximately $514,000,000. This is being amortized on a straight line basis over forty years. 1995 results included net sales of $101,312,000 and a net loss of approximately $3,600,000, or $.06 per common share, net of an income tax benefit, goodwill amortization, and associated financing costs.

The pro forma unaudited results of operations for the years ended December 31, 1995 and 1994, assuming the acquisition of OSi had been consummated as of January 1, 1994, are as follows:

================================================================================
(in thousands except per share data)                     1995            1994
--------------------------------------------------    ----------      ----------
Net sales                                             $2,322,216      $2,235,736
--------------------------------------------------    ----------      ----------
Income from continuing operations                     $  101,119      $   84,547
Income from discontinued operations                        4,099          12,647
--------------------------------------------------    ----------      ----------
Net income                                            $  105,218      $   97,194
--------------------------------------------------    ----------      ----------
Net income per common share - primary
  Income from continuing operations                   $     1.79      $     1.52
  Income from discontinued operations                        .07             .22
--------------------------------------------------    ----------      ----------
Net income per common share - primary                 $     1.86      $     1.74
================================================================================


On September 11, 1995, the Company announced its intention to divest its Lubricants Group. The Board of Directors has approved a plan of disposal with a target date of mid-1996. These operations are reflected as discontinued operations for all periods presented in the Company's income statements and as net assets of discontinued operations in the December 31, 1995 balance sheet.

On June 30, 1995, the Company sold the operations of its Continental Carbon subsidiary to China Synthetic Rubber Corporation for $121,900,000, resulting in a gain of $27,073,000, or $.48 per common share. Continental Carbon manufactures carbon black which is used primarily in the tire and rubber industry.

On March 24, 1995, the Company sold the operations of its Battery Parts business to Acro Products, Inc. for $24,100,000, resulting in a gain of $6,196,000, or $.11 per common share. Battery Parts manufactures rubber and plastic battery containers, covers and parts and custom injection molded parts.

The operating results individually and in the aggregate of the 1995 dispositions were not significant to the consolidated results of operations.

In the second quarter of 1994, the Company sold the operations of the metal finishing and metalworking businesses of its Allied-Kelite subsidiary to MacDermid, Incorporated and Metal Lubricants Company, respectively, for $24,200,000 which resulted in a gain of $3,133,000, or $.06 per common share. Allied-Kelite manufactures plating and surface preparation products. The operating results of this subsidiary were not significant to the consolidated results of operations.

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements



Note 3 - Inventories


Inventories are classified as follows:

================================================================================
(thousands of dollars)                                   1995            1994
--------------------------------------------------    ----------      ----------
Raw materials and supplies                             $115,231         $ 96,939
Finished goods                                          207,667          161,433
--------------------------------------------------    ----------      ----------
                                                       $322,898         $258,372
================================================================================

Work in progress included above is not significant.


Inventories valued on a LIFO basis, at December 31, 1995 and 1994, amounted to $118,774,000 and $158,638,000, respectively. Inventories would have been $41,499,000 and $62,077,000 higher than reported at December 31, 1995 and 1994, respectively, if the FIFO method (which approximates current cost) had been used by the Company for all inventories.


Note 4 - Property, Plant, and Equipment

A summary of property, plant, and equipment follows:

================================================================================
(thousands of dollars)                                   1995            1994
--------------------------------------------------    ----------      ----------
Land                                                  $   35,259      $   32,970
Buildings and improvements                               186,904         178,268
Machinery, fixtures, and equipment                     1,114,452       1,140,319
Assets under construction                                 61,647          64,452
--------------------------------------------------    ----------      ----------
                                                       1,398,262       1,416,009
Less accumulated depreciation                            586,595         696,043
--------------------------------------------------    ----------      ----------
                                                      $  811,667      $  719,966
================================================================================


Depreciation expense, including amortization of assets under capital lease obligations, from continuing operations amounted to $81,838,000 (1995), $71,830,000 (1994), and $67,930,000 (1993). At December 31, 1995, buildings and improvements included approximately $17,000,000 related to an office/laboratory facility under a capital lease.



Note 5 - Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following:

================================================================================
(thousands of dollars)                                   1995            1994
--------------------------------------------------    ----------      ----------
Goodwill                                                $666,880        $147,662
Patents and licenses                                      58,561          29,798
Other                                                     65,133          57,722
--------------------------------------------------    ----------      ----------
                                                         790,574         235,182
Less accumulated amortization                             62,450          43,760
--------------------------------------------------    ----------      ----------
                                                        $728,124        $191,422
================================================================================

Amortization expense from continuing operations amounted to $20,733,000 (1995), $16,833,000 (1994), and $18,550,000 (1993).

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements


Note 6 - Accounts Payable and Other Current Liabilities

Components of accounts payable and other current liabilities consist of the following:

================================================================================
(thousands of dollars)                                   1995            1994
--------------------------------------------------    ----------      ----------
Trade accounts payable                                  $166,688        $139,906
Other accruals                                           126,099          67,839
Payroll related liabilities                               54,015          53,286
Reserves for environmental remediation and compliance     23,597          33,982
Income taxes                                              12,272          20,448
Reserve for disposition of a business                          -          19,109
Reserve for consolidation of offices                       2,623           8,844
--------------------------------------------------    ----------      ----------
                                                        $385,294        $343,414
================================================================================



Note 7 - Indebtedness


On October 18, 1995, the Company entered into a one year credit agreement totaling $675,000,000 with a consortium of banks for the purpose of financing the OSi acquisition and to repay OSi's 11.50% Senior Secured Discount Debentures due 2004 and OSi Specialties' 9.25% Senior Subordinated Notes due 2003. The Company had $605,000,000 of bank loans outstanding under the credit agreement as of December 31, 1995, of which $305,000,000 is included in the notes and loans payable caption of the Company's balance sheet. The interest rate at December 31, 1995 was approximately 6.1%.

The Company plans to repay the short-term portion of the bank loan with proceeds from the sale of the Lubricants Group, cash flow from operations or additional long-term financing.

On February 12, 1996, the Company issued $300,000,000 in two equal debt offerings of 6.125% Notes due 2006 and 6.875% Debentures due 2026. These borrowings were used to refinance a portion of the credit agreement utilized by the Company at December 31, 1995. Immediately thereafter, the availability under the credit agreement, as amended, was reduced to $375,000,000.



Following is a summary of long-term debt:

================================================================================
(thousands of dollars)                                   1995            1994
--------------------------------------------------    ----------      ----------
Short-term bank loan to be refinanced                   $300,000       $       -
6.60% Notes due 2003                                     165,000         165,000
7.75% Debentures due 2023                                110,000         110,000
7.325% Notes due 1998                                     49,210          45,171
6.47% Bank Loan due 2000                                  21,838               -
Capital Lease Obligation                                  17,822               -
5.85% Pollution Control Revenue Bonds due 2023            10,000          10,000
Industrial Development Revenue Bond due 2014               8,500           8,500
Other                                                      3,945           9,559
--------------------------------------------------    ----------      ----------
                                                         686,315         348,230
Less amounts included in notes and loans payable           2,485           1,685
--------------------------------------------------    ----------      ----------
                                                        $683,830        $346,545
================================================================================


The Company has arrangements with various banks for lines of credit for its international subsidiaries aggregating $50,872,000 of which $3,773,000 was utilized at December 31, 1995. The weighted average interest rates on international short-term borrowings outstanding were 6.36% (1995) and 6.50%
(1994).

Principal maturities of long-term debt including capital lease obligations through the year 2000 at December 31, 1995 are $2,485,000 (1996), $1,400,000
(1997), $50,810,000 (1998), $1,700,000 (1999), and $23,838,000 (2000).

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements


Note 7 - Indebtedness (continued)


Following is a summary of interest from continuing operations:

================================================================================
(thousands of dollars)                                   1995    1994     1993
------------------------------------------------       -------  -------  -------
Interest expense                                       $43,689  $29,674  $34,984
Capitalized interest                                     1,429    2,214    1,923
------------------------------------------------       -------  -------  -------
  Total interest incurred                              $45,118  $31,888  $36,907
------------------------------------------------       -------  -------  -------
  Total interest payments                              $47,016  $34,190  $30,098
================================================================================


Note 8 - Shareholders' Equity


On March 2, 1995, the Board of Directors unanimously approved a Shareholder Rights Plan. The Plan was implemented by the issuance of one preferred stock purchase right for each share of common stock outstanding at the close of business on March 2, 1995, or issued thereafter until the rights become exercisable. Each right will entitle the holder in certain events to purchase one-one thousandth of a share of participating preferred stock at a purchase price of $110. Each one-one thousandth of a share of participating preferred stock is intended to represent the economic equivalent of one share of common stock. Under the Shareholder Rights Plan, 300,000 shares of Series A participating cumulative preferred stock without par value have been authorized.

The rights currently are not exercisable. If a person or group acquires more than 15% of the outstanding common stock, or at the Board's election if a tender offer for more than 15% of the outstanding common stock is commenced, or if such person or group acquires the Company in a merger or other business combination, each right (other than those held by the acquiring person) will entitle the holder to purchase stock of the Company or stock or other property of the acquiring person having a value of twice the purchase price. The rights will expire on March 2, 2005, unless redeemed earlier by the Company in whole, but not in part, at a price of $.01 per right.

On September 2, 1993, the Board of Directors of the Company declared a two-for-one stock split on the Company's common stock. This was paid in the form of a 100 percent stock distribution of 25,409,000 shares on October 5, 1993, to shareholders of record as of September 16, 1993. Accordingly, all share and per share data, as appropriate, reflect the effects of this split. The par value for the additional shares issued was transferred from capital in excess of par value to common stock.

At December 31, 1995, unissued common stock of the Company was reserved for issuance in accordance with the stock option plans (4,893,000 shares) and the $2.65 Cumulative Convertible Preferred Stock (115,000 shares).

The Company has several stock option plans for certain employees. All options are granted at market value as of the date of grant and are exercisable in installments within a period not to exceed ten years from the date of grant. The options outstanding at December 31, 1995, expire on various dates through June 2005. At December 31, 1995 and 1994, options for 2,274,000 and 540,000 shares of common stock, respectively, were available for grant.


Stock option transactions were as follows:

=================================================================================
(thousands of shares)                      1995                   1994
--------------------------------  -----------------------  ----------------------
                                  Shares        Price      Shares      Price
--------------------------------  ------   --------------  ------ ---------------
Outstanding at beginning of year   2,054   $13.00 - $31.75 1,472  $13.00 - $26.56
Granted 879                                         $28.00   780           $31.75
Options exercised                   (300)  $13.00 - $26.56  (149) $17.31 - $26.56
Cancelled                            (14)  $26.56 - $31.75   (49) $21.38 - $31.75
--------------------------------  ------   --------------  ------ ---------------
  Outstanding at End of Year       2,619   $21.38 - $31.75 2,054  $13.00 - $31.75
--------------------------------  ------   --------------  ------ ---------------
  Exercisable at End of Year         808   $21.38 - $31.75   721  $13.00 - $31.75
=================================================================================

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements

Note 8 - Shareholders' Equity (continued)


Each share of $2.65 Cumulative Convertible Preferred Stock is entitled to one vote and has a minimum liquidating preference of $66 per share. Each share is subject to redemption at the Company's option at $66 per share and is convertible into 16.8075 shares of the Company's common stock.

The Company has authorized 8,300,000 shares of series preferred stock, which, when issued, will have such rights, powers, and preferences as shall be fixed by the Company's Board of Directors.

Dividends declared per share on the Company's common stock amounted to $1.12
(1995), $1.06 (1994), and $.96 (1993).

Common and preferred stock transactions were as follows:

================================================================================
(thousands of shares)                               1995       1994       1993
------------------------------------------------   ------     ------     -------
Convertible Preferred Stock
  Outstanding at beginning of year                      7          9          9
  Conversions                                           -         (2)         -
------------------------------------------------   ------     ------     -------
    Outstanding at End of Year                          7          7          9
------------------------------------------------   ------     ------     -------
Common Stock
  Issued at beginning of year                      56,312     50,818     22,534
  Net shares issued under employee plans              122          -          -
  Conversions                                           1          -          -
  Conversion of convertible debentures                  -      5,494      2,875
  Two-for-one stock split                               -          -     25,409
------------------------------------------------   ------     ------     -------
    Issued at End of Year                          56,435     56,312     50,818
------------------------------------------------   ------     ------     -------
Treasury Stock
  In treasury at beginning of year                    165        318        306
  Net shares issued under employee plans             (159)      (133)      (149)
  Conversions                                          (6)       (20)       (22)
  Two-for-one stock split                               -          -        183
------------------------------------------------   ------     ------     -------
    In Treasury at End of Year                          -        165        318
================================================================================


Note 9 - Other Expense (Income) - Net


The components of other expense (income) - net from continuing operations are as follows:

=============================================================================================
(thousands of dollars)                                    1995      1994         1993
-----------------------------------------------------   --------   -------     --------
Settlements with certain of the company's insurers      $(52,887)  $     -     $      -
Gain on disposition of operations of subsidiaries        (51,183)        -            -
Provision for plant consolidation                         33,842         -            -
Provision for environmental remediation and compliance    13,800         -       29,110
Provision for disposition of a business -                      -         -       19,200
Provision for work force reduction                             -         -       12,200
Provision for loss on sublease of office facilities            -         -        9,184
Other - net                                                1,150    (9,708)      (5,109)
-----------------------------------------------------   --------   -------     --------
                                                        $(55,278)  $(9,708)     $64,585
=============================================================================================


The provision for plant consolidation of $33,842,000 is a result of management's decision to consolidate operations at larger and more efficient facilities in order to more effectively service its customers. The shutdown of these facilities (principally within the Chemical Segment) is expected to be completed by 1997.

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements

Note 10 - Federal and Foreign Income Taxes



The components of income (loss) from continuing operations before federal and foreign income taxes are:

================================================================================
(thousands of dollars)                   1995            1994            1993
------------------------------------   --------        --------        --------
Domestic                               $104,972        $ 86,757        $ (5,813)
International                            55,832          58,405          47,110
------------------------------------   --------        --------        --------
                                       $160,804        $145,162        $ 41,297
================================================================================


The provision for federal and foreign income taxes (exclusive of tax expense (benefit) from discontinued operations) consists of the following:

================================================================================
(thousands of dollars)                   1995            1994            1993
------------------------------------   --------        --------        --------
Current
  Domestic                             $49,675         $25,115         $ 17,173
  International                         16,004           9,870           16,462
Deferred
  Domestic                              (7,161)          7,824          (15,122)
  International                          2,588           8,916           (1,028)
Investment tax credit amortization        (648)           (983)          (1,320)
------------------------------------   --------        --------        --------
                                       $60,458         $50,742         $ 16,165
===============================================================================

The effective income tax rate from continuing operations varied from the statutory federal income tax rate as follows:

=================================================================================
(thousands of dollars)                                       1995    1994    1993
----------------------------------------------------------   ----    ----    ----
Statutory federal income tax rate                            35.0%   35.0%   35.0%
Non-deductible goodwill amortization                          1.1      .3     1.1
Amortization of investment tax credits                        (.4)    (.6)   (4.0)
Provision for non-deductible civil penalties                    -       -     2.8
Effect of U.S. tax rate increase on deferred tax balances       -       -     3.8
Other                                                         1.9      .3      .4
----------------------------------------------------------   ----    ----    ----
                                                             37.6%   35.0%   39.1%
=================================================================================

The components of deferred federal and foreign income taxes are as follows:

================================================================================
(thousands of dollars)                                       1995       1994
------------------------------------------------------    ---------   ---------
Current Deferred Tax (Assets) Liabilities:
  Reserve for environmental remediation and compliance    $ (12,208)  $ (12,028)
  Accrual items                                             (20,451)     (6,900)
  Inventories                                                   202       5,476
  Other - net                                               (15,328)    (10,852)
------------------------------------------------------    ---------   ---------
                                                          $ (47,785)  $ (24,304)
------------------------------------------------------    ---------   ---------

------------------------------------------------------    ---------   ---------
Noncurrent Deferred Tax (Assets) Liabilities:
  Depreciation                                            $ 138,381   $ 105,631
  Reserve for environmental remediation and compliance      (23,548)    (22,142)
  Net operating loss carryforward                           (36,059)     (8,423)
  Postretirement benefits other than pensions               (14,744)     (8,288)
  Other - net                                                23,502      14,576
------------------------------------------------------    ---------   ---------
                                                          $  87,532   $  81,354
================================================================================

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements


Note 10 - Federal and Foreign Income Taxes (continued)




U.S. federal income taxes have not been provided on approximately $228,600,000 of unremitted earnings of the Company's international subsidiaries at December 31, 1995. As a result of the availability of foreign tax credits, based on current rates, no significant U.S. federal income taxes would be payable if these earnings were distributed.

At December 31, 1995, the Company has federal net operating losses of approximately $68,900,000 which are subject to certain limitations and expire as follows: $21,700,000 (2008), $32,200,000 (2009), and $15,000,000 (2010). The
Company has foreign net operating losses of approximately $18,200,000 with no expiration date.

Cash payments for federal and foreign income taxes amounted to $53,715,000
(1995), $40,462,000 (1994), and $29,817,000 (1993).


Note 11 - Pension Plans



The Company has various non-contributory defined benefit pension plans covering substantially all of its domestic employees and certain international employees. Benefits are primarily based upon levels of compensation and/or years of service. The Company's funding policy is based upon funding at the minimum annual amounts required by applicable federal laws and regulations plus such additional amounts as the Company may determine to be appropriate from time to time. Plan assets consist of publicly traded securities and investments in commingled funds administered by independent investment advisors.

Certain union employees of the Company participate in multi-employer plans and the Company makes contributions primarily based upon hours worked. These plans provide defined benefits to these employees.

Employees of international subsidiaries are covered by various pension benefit arrangements, some of which are considered to be defined benefit plans for financial reporting purposes. Assets of the plans are comprised primarily of insurance contracts and equity securities. Benefits under these plans are primarily based upon levels of compensation. Funding policies are based on legal requirements, tax considerations, and local practices.

Mortality rate tables used for the domestic plans were principally the 1988 GAM. As of December 31, 1995 and 1994, the liability associated with plans not covered by the Pension Benefit Guarantee Corporation totaled $19,630,000 and $14,810,000, respectively. Net periodic pension cost for those plans totaled $3,000,000 and $3,350,000 for the years ended December 31, 1995 and 1994.


Net pension cost (credit) includes the following components:

=============================================================================================================================
(thousands of dollars)                                       1995                     1994                     1993
--------------------------------------------------  -----------------------  -----------------------  -----------------------
                                                    Domestic  International  Domestic  International  Domestic  International
--------------------------------------------------  --------  -------------  --------  -------------  --------  -------------
Service cost for benefits earned during the period  $  6,561     $ 3,823     $  8,284   $ 3,722       $  6,630     $ 2,985
Interest cost on the projected benefit obligation     24,337       6,478       22,652     5,516         20,707       4,763
Actual (return) loss on plan assets                  (63,453)     (7,486)       7,287    (2,576)       (34,119)     (2,861)
Net amortization and deferral                         35,206       4,180      (32,743)     (314)         3,177         (61)
--------------------------------------------------  --------     -------     --------   -------       --------     -------
    Total Pension Cost (Credit)                        2,651       6,995        5,480     6,348         (3,605)      4,826
--------------------------------------------------  --------     -------     --------   -------       --------     -------
Multi-employer plans                                     411           -          421         -            441           -
Other international plans                                  -          73            -       129              -          90
--------------------------------------------------  --------     -------     --------   -------       --------     -------
    Net Pension Cost (Credit)                          3,062       7,068        5,901     6,477         (3,164)      4,916
--------------------------------------------------  --------     -------     --------   -------       --------     -------
Less Pension Cost (Credit) of Discontinued
  Operations                                              15       -            1,009         -           (614)          -
--------------------------------------------------  --------     -------     --------   -------       --------     -------
        Net Pension Cost (Credit) from Continuing
         Operations                                 $  3,047     $ 7,068        4,892   $ 6,477       $ (2,550)    $ 4,916
=============================================================================================================================

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements

Note 11 - Pension Plans (continued)


The weighted average assumptions used to calculate costs were as follows:

=============================================================================================================================
(thousands of dollars)                                       1995                     1994                     1993
--------------------------------------------------  -----------------------  -----------------------  -----------------------
                                                    Domestic  International  Domestic  International  Domestic  International
--------------------------------------------------  --------  -------------  --------  -------------  --------  -------------
Discount rate                                          8.5%       7.1%          7.0%      6.9%           7.9%      7.8%
Rate of increase in compensation level                 4.5%       4.3%          4.5%      4.3%           5.0%      4.7%
Expected long-term rate of return on assets           10.0%       8.0%         10.0%      8.0%          12.0%      8.9%
=============================================================================================================================



Effective January 1, 1994, the pension benefit formula of the Retirement Plan of the Company was amended to a "final average pay offset" formula and several plan provisions were revised. Also effective January 1, 1994, the Company modified the benefit formula of the Supplemental Executive Retirement Plan. These amendments, together with the 1994 actuarial assumption changes, increased the 1994 domestic net periodic pension cost by approximately $9,200,000.


The funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1995 and 1994 for the domestic plans were as follows:



===================================================================================================
(thousands of dollars)                                        1995                    1994
-------------------------------------------------  ------------------------  ----------------------
                                                         Plans in which:         Plans in which:
-------------------------------------------------  ------------------------  ----------------------
                                                      Assets    Accumulated   Assets    Accumulated
                                                      Exceed     Benefits     Exceed      Benefits
                                                    Accumulated   Exceed    Accumulated   Exceed
                                                      Benefits    Assets      Benefits    Assets
-------------------------------------------------  ------------ ----------- ----------- -----------
Actuarial present value of:
  Vested benefits                                   $(265,472)   $(70,936)   $(218,596)  $(41,773)
  Nonvested benefits                                        -      (2,166)      (7,346)    (4,470)
-------------------------------------------------   ---------    --------    ---------   --------
    Accumulated Benefit Obligation                   (265,472)    (73,102)    (225,942)   (46,243)
Effect of anticipated future compensation levels      (22,489)    (20,922)     (14,472)    (2,364)
-------------------------------------------------   ---------    --------    ---------   --------
    Projected Benefit Obligation                     (287,961)    (94,024)    (240,414)   (48,607)
Plan assets at fair value                             291,165      38,225        5,467     24,687
-------------------------------------------------   ---------    --------    ---------   --------
    Plan Assets in Excess of (Less than)
      Projected Benefit Obligation                      3,204     (55,811)      15,053    (23,920)
Unrecognized prior service cost                        28,915       6,294       34,062      6,398
Unrecognized net transition (asset) obligation        (11,636)        637      (14,638)     1,246
Unrecognized net loss                                  45,621      12,823       31,506      4,721
Adjustment required to recognize minimum liability          -      (7,907)         -       (3,763)
-------------------------------------------------   ---------   ---------    ---------   --------
      Noncurrent Pension Asset (Liability)          $  66,104    $(43,964)   $  65,983   $(15,318)
===================================================================================================



The assumptions used to calculate December 31, 1995 and 1994 obligations for domestic plans were as follows:

================================================================================
                                                               1995        1994
----------------------------------------------------------     ----        ----
Discount rate                                                  7.0%        8.5%
Rate of increase in compensation level                         4.5%        4.5%
================================================================================


Effective January 1, 1996, the Company revised the domestic discount rate from 8.5% to 7%. This change resulted in an increase of approximately $46,000,000 and $53,000,000 in the 1995 accumulated benefit obligation and projected benefit obligation, respectively.

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements


Note 11 - Pension Plans (continued)


The funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1995 and 1994 for the international plans were as follows:

===================================================================================================
(thousands of dollars)                                        1995                    1994
-------------------------------------------------  ------------------------  ----------------------
                                                         Plans in which:         Plans in which:
-------------------------------------------------  ------------------------  ----------------------
                                                      Assets    Accumulated   Assets    Accumulated
                                                      Exceed     Benefits     Exceed      Benefits
                                                    Accumulated   Exceed    Accumulated   Exceed
                                                      Benefits    Assets      Benefits    Assets
-------------------------------------------------  ------------ ----------- ----------- -----------
Actuarial present value of:
  Vested benefits                                   $(31,122)    $(41,227)   $(24,243)   $(28,034)
  Nonvested benefits                                  (1,620)      (2,483)     (1,405)     (2,816)
-------------------------------------------------   --------     --------    --------    --------
    Accumulated Benefit Obligation                   (32,742)     (43,710)    (25,648)    (30,850)
Effect of anticipated future compensation levels      (7,387)     (18,497)     (8,142)    (16,231)
-------------------------------------------------   --------     --------    --------    --------
    Projected Benefit Obligation                     (40,129)     (62,207)    (33,790)    (47,081)
Plan assets at fair value                             47,567          289      37,268           -
-------------------------------------------------   --------     --------    --------    --------
    Plan Assets in Excess of (Less than)
      Projected Benefit Obligation                     7,438      (61,918)      3,478     (47,081)
Unrecognized prior service cost                        1,597           15       1,718           -
Unrecognized net transition (asset)                   (5,787)         (21)     (5,978)          -
Unrecognized net loss (gain)                            (795)       1,280       2,637      (4,222)
-------------------------------------------------   --------     --------    --------    --------
      Noncurrent Pension Asset (Liability)          $  2,453     $(60,644)   $  1,855    $(51,303)
===================================================================================================

The weighted average assumptions used to calculate December 31, 1995 and 1994 obligations for international plans were as follows:


================================================================================
                                                               1995        1994
----------------------------------------------------------     ----        ----
Discount rate                                                   7.1%        7.6%
Rate of increase in compensation level                          4.3%        4.4%
================================================================================


The Company sponsors a defined contribution savings plan, the Witco Corporation Employee Retirement Savings Plan, which is organized under sections 401(k) and 401(a) of the Internal Revenue Code. The Plan allows salary and hourly non-bargaining employees to contribute up to a maximum of 15% of their base pay with the Company providing a matching contribution of 50 cents for each dollar up to 6%. The Plan permits employees to make contributions on both a pre-tax and after-tax basis. Participants are immediately vested in their contributions and become fully vested in the matching contribution upon meeting certain service requirements. Union employees' participation, provisions, contributions, and employer match are based upon terms of their respective collective bargaining agreement.

The Company's matching contribution was $3,900,000 (1995), $4,300,000 (1994), and $4,800,000 (1993).

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements

Note 12 - Postretirement Benefits Other Than Pensions


The Company provides health and life insurance to certain domestic retired employees, most of whom contribute to its cost. Substantially all employees presently become eligible for retiree health benefits after reaching retirement age while working for the Company. The cost of the retiree medical plan is provided by retiree contributions that are adjusted annually to reflect current health costs. For domestic employees subject to collective bargaining arrangements the cost is shared by the Company in accordance with the bargained agreements. Life insurance benefits for certain retired employees are provided with the Company assuming the cost. The Company's policy is to fund the plans at the discretion of management.


Postretirement benefit obligations at December 31, 1995 and 1994 were as follows:

============================================================================================
(thousands of dollars)                                                  1995        1994
--------------------------------------------------------------------   -------     -------
Accumulated Postretirement Benefit Obligation:
  Retirees                                                             $29,359     $24,907
  Active plan participants fully eligible for benefits                   9,535       2,563
  Other active plan participants                                        12,086       4,509
--------------------------------------------------------------------   -------     -------
    Total Accumulated Postretirement Benefit Obligation                 50,980      31,979
Unrecognized net gain (loss)                                            (7,010)        685
--------------------------------------------------------------------   -------     -------
    Accrued Postretirement Benefit Liability                           $43,970     $32,664
============================================================================================

Net periodic postretirement benefit costs include the following components:

================================================================================
(thousands of dollars)                                  1995     1994    1993
----------------------------------------------------   ------   ------  ------
Service cost of benefits earned                        $  486   $  591  $  389
Interest cost on accumulated postretirement benefits    2,938    2,634   2,621
Net amortization                                         (747)     275     141
----------------------------------------------------   ------   ------  ------
    Net Periodic Postretirement Benefit Costs          $2,677   $3,500  $3,151
================================================================================


For measuring the expected postretirement benefit obligation, a 10% annual rate of increase in the per capita claims cost was assumed for both 1995 and 1994. The rate was assumed to decrease by 1% per year to 6% in 1999 and remain at that level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7% for 1995 and 8.5% for 1994. A change in the discount rate for valuing the obligations at December 31, 1995 from 8.5% to 7% resulted in an increase of approximately $4,100,000 in the accumulated postretirement benefit obligation. The weighted average discount rates used in determining the net periodic postretirement benefit costs were 8.3% (1995), 7% (1994), and 7.9% (1993).

The effect of a 1% increase in the health care cost trend rate would increase the present value of the accumulated postretirement benefit obligation at December 31, 1995 by approximately $4,000,000 and the net periodic postretirement benefit cost for 1995 by approximately $256,000.

Certain union employees of the Company participate in multi-employer plans that provide defined postretirement health and life insurance benefits. The net periodic postretirement benefit cost for these employees is not distinguishable. The Company's cost associated with these plans on a cash basis is not significant.

Employees in operations in countries outside the U.S. are covered by various postretirement benefit arrangements, none of which are presently considered to be defined benefit plans.

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements

Note 13 - Financial Instruments


The Company enters into foreign currency forward contracts, currency swaps, and other financial market instruments to hedge the effect of foreign currency fluctuations on the financial statements. The foreign exchange contracts are accounted for as hedges of net investments and transaction hedges. Gains and losses on hedges of net investments are recognized as a component of shareholders' equity. Gains and losses on transaction hedges are recognized in income and offset the foreign exchange gains and losses on the related transaction.

At December 31, 1995 and 1994, the Company had outstanding contracts with aggregate notional amounts of approximately $197,000,000 and $209,000,000, respectively, to hedge its foreign net investments and also to fix the interest rates on the same amount of indebtedness at a weighted average interest rate of approximately 8%. The net interest rate differentials that are paid or received are reflected currently as adjustments to interest expense. The foreign currency contracts are primarily in German marks and expire in March 2003.

At December 31, 1995 and 1994, the Company had outstanding forward contracts with aggregate notional amounts of approximately $164,000,000 and $10,000,000, respectively, to hedge foreign currency risk on accounts receivable and payable. These forward contracts are generally outstanding for 30 days and are primarily denominated in German marks, Italian lire and French francs.

All contracts have been entered into with major financial institutions. The risk associated with these transactions is the cost of replacing, at current market rates, agreements in the event of default by the counterparties. Management believes the risk of incurring such losses is remote.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments.

Notes receivable: The fair value is estimated by discounting the future cash flows using the interest rates at which similar loans would be made under current conditions.

Long-term debt (including short-term portion): The fair value for the 6.60% Notes, the 7.75% Debentures and the short-term bank loan refinanced in February 1996 were based on quoted market values. For all other long-term debt which have no quoted market price, the fair value is estimated by discounting projected future cash flows using the Company's incremental borrowing rate.

Foreign currency/interest rate swap contracts: The fair value is the amount at which the contracts could be settled based on quotes provided by investment banking firms.


Fair Values of Financial Instruments: The following table presents the carrying amounts and estimated fair values of material financial instruments used by the Company in the normal course of its business.


==========================================================================================
(thousands of dollars)                                 1995                  1994
---------------------------------------------   -------------------   --------------------
                                                Carrying    Fair      Carrying    Fair
                                                 Amount     Value      Amount     Value
---------------------------------------------   --------  ---------   --------  ----------
Cash and cash equivalents                       $143,994   $143,994   $197,173   $197,173
Notes receivable                                $ 26,387   $ 26,366   $  1,693   $  1,679
Long-term debt                                  $686,315   $696,193   $348,230   $315,628
Off-balance sheet financial instruments:
  Unrealized loss on foreign currency/interest
    rate swap contracts                         $      -   $(41,895)  $      -   $(32,736)
==========================================================================================

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements

Note 14 - Commitments and Contingencies


Operating Leases: At December 31, 1995, minimum rental commitments related to continuing operations under noncancelable operating leases amounted to $21,495,000 (1996), $18,590,000 (1997), $11,996,000 (1998), $10,649,000 (1999),
$8,380,000 (2000), and $92,973,000 (2001 and thereafter). Aggregate future minimum rentals to be received under noncancelable subleases, the majority of which are subject to barter provisions, amounted to $19,143,000.

Rental expenses under operating leases from continuing operations were $16,597,000 (1995), $16,758,000 (1994), and $16,685,000 (1993).

Capital Lease: The Company has a capital lease for an office/laboratory facility located in Meyrin, Switzerland. The lease contains purchase options and expires in 2007.

Future minimum lease payments at December 31, 1995 are as follows:

================================================================================
(thousands of dollars)
------------------------------------------------------------------
1996                                                                   $ 2,295
1997                                                                     2,295
1998                                                                     2,295
1999                                                                     2,295
2000                                                                     2,295
2001 and thereafter                                                     16,063
------------------------------------------------------------------     --------
    Total minimum lease payments                                        27,538
Amounts representing interest                                           (9,716)
------------------------------------------------------------------     --------
        Present value of net minimum
         lease payments                                                 17,822
Current portion                                                         (1,000)
------------------------------------------------------------------     --------
        Long-term obligation                                           $16,822
================================================================================


The lease contains a sublease agreement for one third of the facility over the length of the lease with the lessee providing a pro rata share of the minimum lease payments.

Capital Commitments: At December 31, 1995, the estimated costs to complete authorized projects under construction related to continuing operations amounted to $92,209,000.

Litigation, Claims, and Contingencies: The Company has been notified that it is a potentially responsible party ("PRP") or a defendant in a number of governmental (federal, state, and local) and private actions associated with the release, or suspected release, of contaminants into the environment. As a PRP, the Company may be liable for costs associated with the investigation and remediation of environmental contamination, as well as various penalties, and damages to persons, property and natural resources. As of December 31, 1995, the Company was a PRP, or a defendant, in connection with 67 sites at which it is likely to incur costs associated with environmental investigation or remedial actions which have been or will be executed pursuant to the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), the Resource Conservation and Recovery Act ("RCRA"), or similar state or local laws. With 22 exceptions, all of these sites involve one or more PRPs, and in most cases, there are numerous other PRPs in addition to the Company. CERCLA, RCRA, and the state counterparts to these federal laws, authorize governments to investigate and remediate actual or suspected damage to the environment caused by the release or suspected release of hazardous substances into the environment, or to order the responsible parties to investigate and/or remediate such environmental damage.

The Company evaluates and reviews environmental reserves for future remediation and other costs on a quarterly basis to determine appropriate reserve amounts. Inherent in this process are considerable uncertainties which effect the Company's ability to estimate the ultimate costs of remediation efforts. Such uncertainties include the nature and extent of contamination at each site, evolving governmental standards regarding remediation requirements, changes in environmental regulations, widely varying costs of alternative cleanup methods, the number and financial condition of other potentially responsible parties at multi-party sites, innovations in remediation and restoration technology, and the identification of additional environmental sites.

At December 31, 1995, the Company's reserves for environmental remediation and compliance costs related to continuing operations amounted to $83,646,000 reflecting Witco's estimate of the costs which will be incurred over an extended period of time in respect of these matters which are reasonably estimable.

The Company has numerous insurance policies which it believes provide coverage at various levels for environmental liabilities. The Company is currently in litigation with certain of its insurers concerning the applicability and amount of insurance coverage for environmental costs under certain of these policies. Except for amounts reflected in executed settlement agreements, no provision for recovery under any of these policies is included in the Company's financial statements. In 1995, the Company

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements


Note 14 - Commitments and Contingencies (continued)


executed settlements with certain of the Company's insurance carriers resulting in income of $52,887,000, net of related legal and other costs.

The Company is a defendant in three similar actions pending in California state courts, which arise out of the Company's involvement in the polybutylene resin manufacturing business in the 1970's: East Bay Municipal Utility District v. Mobil Oil Co., et al.; filed in November 1993, and pending in Superior Court for the County of San Mateo; City of Santa Maria v. Shell Oil Co., et al.; filed in May 1994, and pending in Superior Court for the County of San Luis Obispo; and Nipomo Community Services District v. Shell Oil Co., et al.; filed in May 1995, and pending in Superior Court for the County of San Luis Obispo. The actions generally allege that the Company and several other defendants negligently misrepresented the performance of polybutylene pipe and fittings installed in water distribution systems. Other allegations include breach of warranty, fraud, strict liability, and breach of the California Unfair Practices Act.

The Company is not a party to any legal proceedings, including environmental matters, which it believes will have a material adverse effect on its consolidated financial position. However, depending on the amount and timing of an unfavorable resolution of these contingencies, it is possible that the Company's future results could be materially affected in a particular period.


Note 15 - Operations by Industry Segment and Geographic Area


The following is a summary of the Company's operations by industry segment and geographic area:

================================================================================================================
(thousands of dollars)                                                      1995          1994           1993
----------------------------------------------------------------------   -----------   -----------   -----------
Net Sales
  Chemical                                                                $1,442,320    $1,336,907    $1,232,116
  OSi Specialties                                                            101,312             -             -
  Petroleum                                                                  394,822       375,623       365,238
  Diversified products                                                        61,412       141,995       178,889
  Intersegment elimination                                                   (14,789)      (13,111)      (13,157)
----------------------------------------------------------------------    ----------    ----------    ----------
    Net Sales                                                             $1,985,077    $1,841,414    $1,763,086
----------------------------------------------------------------------    ----------    ----------    ----------
Operating Income
  Chemical                                                                $   61,450    $  122,161    $  104,992
  OSi Specialties                                                              7,385             -             -
  Petroleum                                                                   33,415        43,379        24,547
  Diversified products                                                        62,689        17,243        (9,311)
----------------------------------------------------------------------    ----------    ----------    ----------
    Operating Income from continuing operations                              164,939       182,783       120,228
----------------------------------------------------------------------    ----------    ----------    ----------
General corporate expenses - net                                              24,450       (17,979)      (52,626)
Interest income (expense) - net                                              (28,585)      (19,642)      (26,305)
----------------------------------------------------------------------    ----------    ----------    ----------
      Income from continuing operations before Federal
           and Foreign Income Taxes                                       $  160,804    $  145,162    $   41,297
----------------------------------------------------------------------    ----------    ----------    ----------
Assets
  Chemical                                                                $1,111,927    $1,101,519    $1,036,875
  OSi Specialties                                                            966,501             -             -
  Petroleum                                                                  247,009       507,848       461,073
  Diversified products                                                             -       107,376       122,930
  Net assets of discontinued operations                                      170,426             -             -
  Corporate (principally cash, cash equivalents,
    and deferred pension costs)                                              276,581       202,602       218,120
----------------------------------------------------------------------    ----------    ----------    ----------
    Assets                                                                $2,772,444    $1,919,345    $1,838,998
================================================================================================================

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements


Note 15 - Operations by Industry Segment and Geographic Area (continued)



==========================================================================================================
(thousands of dollars)                                                 1995          1994          1993
---------------------------------------------------------------     ----------    ----------    ----------
Depreciation and Amortization
  Chemical                                                          $   69,917    $   62,795    $   58,204
  OSi Specialties                                                        9,439             -             -
  Petroleum                                                             16,758        14,568        15,704
  Diversified products                                                   3,719         9,351        11,054
  Corporate                                                              2,738         1,949         1,518
---------------------------------------------------------------     ----------    ----------    ----------
    Depreciation and Amortization from
      continuing operations                                         $  102,571    $   88,663    $   86,480
---------------------------------------------------------------     ----------    ----------    ----------
Capital Expenditures (exclusive of acquisitions)
  Chemical                                                          $   53,134    $   44,323    $   53,831
  OSi Specialties                                                       12,400             -             -
  Petroleum                                                             16,755        25,647        24,607
  Diversified products                                                   4,388         5,623         5,829
  Discontinued operations                                               17,557        17,502        15,875
  Corporate                                                             11,611        14,343         3,547
---------------------------------------------------------------     ----------    ----------    ----------
    Capital Expenditures                                            $  115,845    $  107,438    $  103,689
---------------------------------------------------------------     ----------    ----------    ----------
Net Sales
  United States                                                     $1,247,287    $1,225,062    $1,201,850
  Western Europe                                                       662,099       541,060       487,508
  Other International                                                  163,636       137,855       129,195
  Inter-area elimination                                               (87,945)      (62,563)      (55,467)
---------------------------------------------------------------     ----------    ----------    ----------
    Net Sales                                                       $1,985,077    $1,841,414    $1,763,086
---------------------------------------------------------------     ----------    ----------    ----------
Operating Income
  United States                                                     $   95,279    $  111,415    $   67,440
  Western Europe                                                        55,338        54,184        38,705
  Other International                                                   14,322        17,184        14,083
---------------------------------------------------------------     ----------    ----------    ----------
    Operating Income from continuing operations                     $  164,939    $  182,783    $  120,228
---------------------------------------------------------------     ----------    ----------    ----------
Assets
  United States                                                     $1,512,278    $1,211,125    $1,177,891
  Western Europe                                                       884,139       604,342       565,172
  Other International                                                  205,601       103,878        95,935
  Net assets of discontinued operations (United States)                170,426             -             -
---------------------------------------------------------------     ----------    ----------    ----------
      Assets                                                        $2,772,444    $1,919,345    $1,838,998
==========================================================================================================


Intersegment and inter-area sales are accounted for on the same basis used to price sales to similar non-affiliated customers and such sales are eliminated in arriving at consolidated amounts.

The Company does not allocate income and expenses that are of a general corporate nature to industry segments in computing operating income. These include general corporate expenses, interest income and expense, and certain other income and expenses not directly attributable to a specific segment.

In 1995, general corporate expenses include income as a result of settlements with certain of the Company's insurers, net of related legal and other costs totaling $52,887,000.

In 1993, general corporate expenses include provisions for a work force reduction, loss on sublease of office facilities, and other matters totaling $29,784,000.

Foreign currency translation and transaction gains and losses included in net income are not significant.

OSi Specialties purchases, in the aggregate, more than 50% of its raw materials from Dow Corning Corporation and Union Carbide Corporation under various long-term agreements expiring from 1998 to 2000.

                                      Witco Corporation and Subsidiary Companies
Notes to Financial Statements

Note 16 - Discontinued Operations


On September 11, 1995, the Company announced its intention to divest its Lubricants Group. The Board of Directors has approved a plan of disposal with a target date of mid-1996. These operations are reflected as discontinued operations for all periods presented in the Company's income statements. Summary operating results of discontinued operations are as follows:


====================================================================================
(thousands of dollars)                                   1995      1994      1993
-----------------------------------------------------  --------  --------  --------
Net sales                                              $373,363  $383,255  $379,469
-----------------------------------------------------  --------  --------  --------
Income (loss) before federal and foreign income taxes  $  6,709  $ 19,607  $ (7,966)
Federal and foreign income taxes                          2,610     6,960    (2,597)
-----------------------------------------------------  --------  --------  --------
Net income (loss)                                      $  4,099  $ 12,647  $ (5,369)
====================================================================================

Net assets of discontinued operations at December 31, 1995 have been segregated in the Company's balance sheet. A breakout of the net assets is as follows:

================================================================================
(thousands of dollars)                                                  1995
-----------------------------------------------------------------     ---------
Accounts and notes receivable - net                                   $ 61,633
Inventories                                                             38,378
Property, plant, and equipment - net                                   112,639
Accounts payable and other current liabilities                         (39,603)
Other assets and liabilities - net                                      (2,621)
-----------------------------------------------------------------     ---------
                                                                      $170,426
================================================================================


Under generally accepted accounting principles, no loss on discontinued operations has been included based on management's best estimates of the amounts expected to be realized on the sale of its Lubricants Group. While estimates are based on an analysis of the facilities, including appraisals by investment bankers, there have been limited recent sales of comparable properties to consider in preparing such valuations. The amounts the Company will ultimately realize could differ materially in the near term from the amounts assumed in arriving at the gain anticipated on disposal of the discontinued operations.

                                      Witco Corporation and Subsidiary Companies
Quarterly Financial Data From Continuing Operations
(Unaudited)

(in thousands of dollars except per share data)
==============================================================================================================
                            1995                                                      1994
-------  --------------------------------------------------    -----------------------------------------------
                                              Income (loss)                                           Income
                               Income (loss)      from                                    Income       from
                     Cost of       from        Continuing                    Cost of       from     Continuing
            Net       Goods     Continuing     Operations          Net        Goods     Continuing  Operations
Quarter    Sales      Sold(a)   Operations     Per Share          Sales       Sold(a)   Operations  Per Share
-------  ---------  ----------  -----------    ----------      ----------   ----------  ----------  ---------
First   $  517,952  $  425,107  $ 30,270(b)      $ .54(b)      $  465,079   $  381,302   $19,970     $.37
Second     489,231     410,003    69,021(c)       1.22(c)         467,337      377,336    27,142(g)   .48(g)
Third      441,902     369,965    19,444(d)        .34(d)         457,388      378,643    22,656      .40
Fourth     535,992     446,439   (18,389)(e)(f)   (.32)(e)(f)     451,610      363,461    24,652      .45
------- ----------  ----------  --------         -----         ----------   ----------   -------    -----
        $1,985,077  $1,651,514  $100,346         $1.78         $1,841,414   $1,500,742   $94,420    $1.70
==============================================================================================================

(a)   Includes depreciation and amortization.

(b) Includes a gain of $6,196, or $.11 per common share, from the disposition of the Company's Battery Parts business.

(c) Includes a gain of $27,073, or $.48 per common share, from the disposition of the Company's Carbon Black business, and a gain of $23,032, or $.40 per common share, as a result of settlements with certain of the company's insurers, net of related legal and other costs.

(d) Includes a gain of $4,700, or $.08 per common share, as a result of settlements with certain of the company's insurers, net of related legal and other costs.

(e) Includes a charge of $33,762, or $.60 per common share, related to plant consolidation, environmental remediation and litigation, and a gain of $6,645, or $.12 per common share, as a result of settlements with certain of the company's insurers, net of related legal and other costs.

(f) Includes a loss of approximately $3,600, or $.06 per common share, attributable to the operations of OSi Specialties. This loss is net of an income tax benefit, goodwill amortization, and associated financing costs.

(g) Includes a gain of $3,133, or $.06 per common share, from the disposition of the metal finishing and metalworking operations of a subsidiary.